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                 November 28, 2022

       Evangelos J. Pistiolis
       Director, President and Chief Executive Officer
       TOP Ships Inc.
       1 Vas. Sofias and Meg. Alexandrou Str
       15124 Maroussi, Greece

                                                        Re: TOP Ships Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed November 18,
2022
                                                            File No. 333-268475

       Dear Evangelos J. Pistiolis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special
       Counsel, at (202) 551-3584 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Will Vogel, Esq.